Exhibit 99.2

I, Juergen Engel, President and Chief Executive Officer of Æterna Zentaris Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Æterna Zentaris Inc. for the interim period ended September 30, 2008;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the company, as of the date and for the periods presented in the interim filings; and

4.   The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the company, and we have:

a.     designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.     designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the company’s GAAP.

5.   I have caused the company to disclose in the interim MD&A any change in the company’s internal control over financial reporting that occurred during the company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

November 12, 2008

Juergen Engel

President and Chief Executive Officer